AB 2/28

KH 2/25

[redacted]

11015745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 5 2011
WASH., D.C. 211

SEC FILE NUMBER
8-46992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATEWAY FINANCIAL AGENCY CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

HC 79 Box 640
(No. and Street)

OXFORD	AR	72565
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN NECULAE 870 258-3066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANDREW J. HIGGINBOTHAM, CPA
(Name – *if individual, state last, first, middle name*)

P.O. Box 1466	LABELLE	FL	33956
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/28

OATH OR AFFIRMATION

I, SUSAN NECULAE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATEWAY FINANCIAL AGENCY CORPORATION, as of DEC 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Susan Neculae
Signature

TREASURER
Title

Patricia G Schaber
Notary Public

Notary Public State of Florida
Patricia G Schaber
My Commission EE036334
Expires 11/28/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GATEWAY FINANCIAL AGENCY CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2010

ANDREW J. HIGGINBOTHAM, CPA
P. O. BOX 1466
LABELLE, FL 33975
863-675-3903

Independent Auditor's Report

To The Board of Directors
Gateway Financial Agency Corporation.
Oxford, Arkansas

We have audited the accompanying Balance Sheet of Gateway Financial Agency Corporation as of December 31, 2010, and the related Statement of Income and Retained Earnings, Statement of Changes in Stockholders' Equity and Statement of Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gateway Financial Agency Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Andrew J. Higginbotham, CPA

Andrew J. Higginbotham
Certified Public Accountant

February 12, 2011

GATEWAY FINANCIAL AGENCY CORPORATION
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

Current Assets	
Cash	$ 15,508
Prepaid Expenses	1,990
Total Assets	$ 17,498

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts Payable	$ 375
Stockholders' Equity	
Common Stock, 1,500 Shares Authorized, 200 Shares Outstanding, No Par Value	7,282
Additional Paid-In Capital	2,809
Retained Earnings	7,032
Total Stockholders' Equity	17,123
Total Liabilities & Stockholders' Equity	$ 17,498

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS,
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenue	
Commissions From Securities Sales	$ 45,307
Agents' Commission Expense	40,472
Gross Profit	4,835
Operating Expenses	
General and Administrative	7,185
Loss From Operations	(2,350)
Other Income	
Interest Income	4
Net Loss	(2,346)
Retained Earnings	
Balance, January 1, 2010	9,378
Balance, December 31, 2010	$ 7,032

Read Independent Auditor's Report and Notes to Financial Statements

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CASH FLOWS - INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2010

Operations:			
Net Loss		$	(2,346)
Adjustments:			
Decrease in Prepaid Expense	290		
Decrease in Other Liabilities	(518)		
Total Adjustments			(228)
Cash Used by Operations			(2,574)
Cash at January 1, 2010			18,082
Cash at December 31, 2010		$	15,508

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2010

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2009	$ 7,282	$ 2,809	$ 9,378	$ 19,469
2010 Net Loss	0	0	(2,346)	(2,346)
Balance, December 31, 2010	$ 7,282	$ 2,809	$ 7,032	$ 17,123

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gateway Financial Agency Corporation (the "Company") operates a Broker/Dealer Securities Agency. Commissions are earned by selling securities to clients.

Income Taxes

The Company has elected to be treated as an "S" Corporation whereby the individual stockholders are taxed on their share of the Company's taxable income. Therefore, no provisions for income taxes or credits are included on these financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirement

Under SEC requirement 15c3-1, The company has maintained seven thousand seven hundred forty-eight dollars ($7,748) in a separate account at Wachovia Bank in fulfillment of the net capital requirement. As of December 31, 2010, the net capital of the Company is fifteen thousand one hundred thirty-three dollars ($15,133) which is ten thousand one hundred thirty-three dollars ($10,133) in excess of it's required capital of five thousand dollars ($5,000).

The net capital of the Company is calculated as follows:

Assets	
Cash in Bank	$ 15,508
Prepaid Expense	1,990
Total Assets	17,498
Less: Total Liabilities	(375)
Total Net Worth	17,123
Less: Deduction for Non-Liquid Assets	(1,990)
Total Net Capital	15,133
Net Capital Requirement	(5,000)
Capital In Excess of Net Capital Requirement	$ 10,133

(Continued)

Liabilities

Total Aggregate Indebtedness	$	375
Percentage of Aggregate Indebtedness to Net Capital		2%

Note 3 - Additional Requirements

The Company submitted a Net Capital calculation, computation of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital, with the 2010 Focus Report. There is no material difference between the audited computation and the un-audited computation that was filed on Part II A of that report.

The Company operates under an exemption (k) (1) of Sec Rule 15c3-3 resource requirements.

Note 4 - Related Party Transactions

The Company's owners provide office space to the corporation at no charge.

Included in The Financial Statements are the following amounts that have been paid to related parties.

Agents' Commission Expense Paid to Owner	$	40,472

Note 5 - Subordinated Liabilities

The Company has no liabilities subordinated to general creditors during the current or prior years.

ANDREW J. HIGGINBOTHAM, CPA

P. O. BOX 1466
LABELLE, FL. 33975
863-675-3903

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To Board of Directors
Gateway Financial Agency Corporation

In planning and performing our audit of the financial statements of Gateway Financial Agency Corporation, for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Gateway Financial Agency Corporation that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the regulations for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objections. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objections in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The Financial Industry Regulatory Authority, state and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

ANDREW J. HIGGINBOTHAM, CPA

February 12, 2011